UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number:  001-34961

SYSWIN INC.
(Translation of registrant’s name into English)

9/F Syswin Building
No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102
The People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 3, 2011

Syswin Inc.

By:	/s/ Ray Han
Name:	Ray Han
Title:	Authorized Signatory

EXHIBIT

Registrant hereby incorporates into this report on Form 6-K the following exhibit:

Exhibit No.	Description of Exhibit
99.1	Press release, dated November 3, 2011, captioned “SYSWIN INC. SCHEDULES THIRD QUARTER 2011 EARNINGS RELEASE ON NOVEMBER 15, 2011”